

Mail Stop 4561

November 6, 2015

Lawrence B. Prior III
President and Chief Executive Officer
Computer Sciences Government Services Inc.
3170 Fairview Park Drive
Falls Church, VA 22042

>   **Re:**   **Computer Sciences Government Services Inc.**
>   **Registration Statement on Form 10**
>   **Filed July 10, 2015**
>   **File No. 001-37494**

Dear Mr. Prior:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Peter Harwich, Esq.
       Allen & Overy LLP